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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-19579

INTERACTIVE NETWORK, INC.
 (Exact name of registrants as specified in its charters)

180 Second Street, Suite B, Los Altos, CA 94022
(650) 947-3345
 (Address, including zip code, and telephone number, including area code, of registrants' principal executive office)

COMMON STOCK, NO PAR VALUE PER SHARE
 (Title of each class of securities covered by this Form)

NONE
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(1)(i)	☒ ☐ ☐ ☐ ☒	Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☐ ☐ ☐ ☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Interactive Network, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:	April 30, 2002	BY:	/s/ Bruce W. Bauer Bruce W. Bauer Chief Executive Officer and Chairman